HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

June 10, 2008

VIA EDGAR

Jeff Long

Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-2 (File No. 333-148734) filed by Solar Capital Ltd. on January 18, 2008 (the “Registration Statement”)

Dear Mr. Long:

On behalf of Solar Capital Ltd. (the “Company”), attached please find Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), together with a marked copy of Amendment No. 1 indicating changes to the Registration Statement.

We are forwarding you Amendment No. 1 in response to the written comments issued by the staff of the Division of Investment Management (the “Staff”) to the Company in January of 2008. The Staff’s comments are set forth below and are followed by the Company’s response. Please note that page references in the Company’s responses refer to pages in Amendment No. 1 unless otherwise indicated.

Comment:

Consolidation

1.	Please explain why it is appropriate to consolidate Solar Capital Luxembourg. Regulation S-X section 6.03 (c) (1) states that statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies. The term investment company as used in Regulation S-X is a Registered Investment Company.

In addition, please provide the following information:

•	What is the purpose of the subsidiary? What types of services do they provide?

Jeff Long

U.S. Securities and Exchange Commission

•	Who is receiving services from the subsidiary? (the Investment Company only or other companies as well?)

•	Does the Investment Company control the subsidiary? If so, does the Investment Company intend to retain control of the subsidiary or subsidiaries in the future?

•	Why was the subsidiary separately created?

Response:

The Company has been in consultation with the Office of Chief Accountant of the Division of Investment Management with respect to the questions raised by this comment. For your convenience, we have attached a copy of a letter, dated January 4, 2008, submitted by the Company to the Office of Accountant of the Division of Investment Management regarding the appropriateness of the consolidation of Solar Capital Luxembourg.

Comment:

Dilution

2.	On the outside front cover page of the prospectus, please disclose the dollar amount of dilution that an investor in the Company’s initial public offering will incur in connection with the offering. (Language similar to page 30 of prospectus)

Response:

The Company has complied with this comment.

Comment:

Solar Merger

3.	Provide more detail regarding the Solar merger. Provide an org. chart with all of the LLC Holders. Who owns the Feeder Corporation shares? Provide a breakdown of the owners of the approximately 81.7 million shares. Provide information regarding the dividend and the tax liabilities that will be incurred by the LLC Holders.

Response:

Please be advised that a detailed discussion of the Solar Merger is contained under the caption entitled “Solar Merger” in the prospectus. See page 36.

With respect to the LLC Holders, please note that in February 2007, Solar Capital LLC issued approximately 4.4 million of its units to certain funds affiliated with Magnetar

Jeff Long

U.S. Securities and Exchange Commission

Financial LLC (the “Magnetar Entities”) for $15.00 per unit. In March 2007, Solar Capital LLC issued approximately 45.2 million of its units to certain investors for $15.00 per unit. In connection with the March 2007 offering, certain offshore investors invested in Solar Capital LLC through one or more blocker or feeder corporations (the “Feeder Corporations”). Information regarding significant stockholders also appears under the caption entitled “Control Persons and Principal Stockholders.”

Concurrently with the closing of the March 2007 offering, Solar Capital LLC issued 30.6 million of its units to the Magnetar Entities in exchange for debt and equity investments with a value of approximately $411.6 million.

The issuance of the units by Solar Capital LLC in each of the transactions described above was exempt from the registration requirements of Section 5 of the Securities Act of 1933. As of the date hereof, there are approximately 58 LLC Holders and approximately 50 shareholders of the Feeder Corporations.

Finally, please be advised that in connection with the March 2007 offering the LLC holders and shareholders of the Feeder Corporations were provided with an offering memorandum that contained disclosure regarding the material U.S. federal income tax considerations of investing directly or indirectly in Solar Capital LLC. Given that the Registration Statement is not directly to the LLC Holders nor shareholders of the Feeders Corporations, no such disclosure has been included in the Registration Statement.

Comment:

Affiliates

4.	Are any of the portfolio companies controlled by or affiliated to the Company as defined by the Investment Company Act of 1940? If there are controlled or affiliated portfolio companies then the following comments apply:

•

Investments in affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the balance sheet. See Article 6-04 of Regulation S-X, and Audits of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.15-7.16 (May 1, 2007).

•

Income / Realized and unrealized gain (loss) in(on) affiliated and unaffiliated companies should appear as separate line items with a subtotal on the statement of operations. See Article 6-07.1 of Regulation S-X.

•	Provide the affiliate information on the schedule of investments as required by Article 12-14 of Regulation S-X.

Jeff Long

U.S. Securities and Exchange Commission

Response:

The Company has complied with this comment.

Comment:

Restricted Securities

5.	Are there any restricted securities? If so, provide the additional disclosure required by Article 12-12 (6) of Regulation S-X.

Response:

The Company has included footnote disclosure in its schedule of investments at December 31, 2007 and March 31, 2008, respectively, in response to the Staff’s comment.

*    *    *

Should you have any further questions or require additional information, please contact the undersigned at 202.383.0805, Steven B. Boehm at 202.383.0176 or John J. Mahon at 202.383.0515

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas, Esq.